October 15, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gregory Dundas

Re:	HC2 Holdings, Inc. Registration Statement on Form S-3 filed October 5, 2015, as amended by Amendment No. 1 thereto filed October 15, 2015, File No. 333-207266

Ladies and Gentlemen,

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of HC2 Holdings, Inc. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on October 15, 2015, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Senet S. Bischoff of Latham & Watkins LLP at (212) 906-1834. Thank you in advance for your assistance.

Very truly yours,

HC2 Holdings, Inc.

By:	/s/ Keith M. Hladek
Keith M. Hladek
Chief Operating Officer

cc:	Senet S. Bischoff, Esq., Latham & Watkins LLP